Exhibit (a)(1)(B)

Subject:	Immune Design - Offer to Exchange Eligible Options for New Options

To:	All Eligible Holders

Date:	June 18, 2018
We are pleased to announce that Immune Design Corp. (“Immune Design”, “we”, “us” or “our”) is commencing an Offer to Exchange Eligible Options for New Options (the “Exchange Offer”) today, Monday, June 18, 2018. You are receiving this email because you are eligible to participate and exchange certain outstanding stock options for replacement stock options with modified terms. The terms of the Exchange Offer are detailed in the attached “Offer to Exchange Eligible Options for New Options,” dated June 18, 2018 (the “Offering Documents”), that has been filed with the U.S. Securities and Exchange Commission, and can be accessed using the following link:
[URL to Offering Documents]
Attached to this email is an Election Form listing your “Eligible Options,” which will include all outstanding stock options granted to you on or before December 31, 2017 with an exercise price equal to or greater than $5.00 per share. Please notify us immediately if you find any discrepancy or have any questions regarding the Eligible Options listed in your Election Form.
If you participate in the Exchange Offer, we will cancel your tendered Eligible Options and grant you “New Options” with modified terms as fully detailed in the Offering Documents. The terms of your New Options, including the exercise price, term, vesting schedule and tax treatment, will be different than your Eligible Options, and upon receiving such New Options, all corresponding Eligible Options will be irrevocably cancelled.
All documents, communications and questions regarding the Exchange Offer should be delivered to and received from our designated email account (the “Exchange Account”): option.exchange@immunedesign.com.
Please carefully read all of the Offering Documents before making any decisions regarding this Exchange Offer. To participate in the Exchange Offer, please deliver your completed and signed Election Form to the Exchange Account. If you later decide to revoke your election, please deliver your completed and signed Notice of Withdrawal to the Exchange Account.
The Exchange Offer will expire at 6:00 p.m., Pacific Time, on Tuesday, July 17, 2018, unless extended at our discretion (the “Expiration Time”). If you would like to tender Eligible Options under the Exchange Offer, a signed copy of your Election Form must be received by Immune Design by the Expiration Time. Similarly, if you would like to withdraw a prior election, your Notice of Withdrawal must be received by us by the Expiration Time.
We will be holding an information session on the Exchange Offer on Tuesday, June 19, 2018. However, please understand that we cannot advise you on whether or not to participate Exchange Offer. Participation in the Offer is entirely your decision and should be made based on your personal circumstances. Immune Design recommends that you speak with your own tax and financial advisor to address questions about your decision.
This notice does not constitute an offer. The full terms of the Exchange Offer are described in the Schedule TO-I and accompanying documents, which you may access on our website at ir.immunedesign.com/financial-information/sec-filngs or through the SEC website at www.sec.gov. Capitalized terms not otherwise defined herein shall have the meaning set forth in the Offering Documents.